A5 3/15

KH 3/14



SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH, DC
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bonds.com, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

529 Fifth Avenue, 8th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Chertoff **(212) 946-3998**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	**Boca Raton**	**Florida**	**33431**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11019906

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3/19

OATH OR AFFIRMATION

I, Jeffrey Chertoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bonds.com, Inc., as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

STATE OF New York
COUNTY OF New York

Sworn to (or affirmed) and subscribed before me this 28th day of Feb, 20 11, by Jeff Chertoff

Notary Public's Signature   Notary Name Stephen Alvarez
Personally Known ______ OR
Type of Identification Produced NYS Lic 957 875 981

Signature

CFO
Title

Notary Public

STEPHEN ALVAREZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AL6143402
Qualified in Queens County
My Commission Expires April 17, 2014

This report** contains (check all applicable boxes):

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ___ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- X (m) A copy of the SIPC Supplemental Report
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Oath or Affirmation 1

Report of Independent Registered Accounting Firm 2

Financial Statements:

Statement of Financial Condition 3

Statement of Income (Loss) 4

Statement of Changes in Stockholder's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements .... 7 – 12

Supplementary Information:

Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 14

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 15

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 16

Form SIPC-7T .... 17 – 18

Internal Control:

Report on Independent Registered Public Accounting Firm on Internal Control Structure .... 20 - 21


DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Management
Bonds.com, Inc.
New York, New York

We have audited the accompanying balance sheet of Bonds.com, Inc. (the "Company"), as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bonds.com, Inc. as of December 31, 2010, and the results of its operations, changes in members' equity, and cash flows for the year then ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 25, 2011

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
4455 Military Trail, Suite 201 ◆ Jupiter, Florida 33458-4843 ◆ t: 561.622.8920 ◆ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ◆ Sunrise, Florida 33325-6254 ◆ t: 954.974.3544 ◆ f: 954.974.3680

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010

ASSETS

Current assets:		
Cash and cash equivalents	$	534,770
Receivable from clearing organization		273,128
Deposit with clearing organization		100,000
Due from parent company		767,663
Investment securities		2,527
Prepaid expenses and other assets		4,252
Total current assets		1,682,340
Other assets		2,495
Total assets	$	1,684,835

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	18,137
Accrued expenses		7,686
Total current liabilities		25,823
Total liabilities		25,823
Commitments and contingencies		
Stockholder's equity		
Common stock $0.01 par value; 1,000 authorized, issued and outstanding		10
Additional paid in capital		6,648,599
Accumulated deficit		(4,989,597)
Total stockholder's equity		1,659,012
Total liabilities and stockholder's equity	$	1,684,835

See the accompanying notes to the financial statements.

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Trading revenues	$ 2,711,512
Operating expenses:	
Payroll and benefits	2,785,580
Rent and occupancy	464,374
Clearing and execution	412,346
Technology and communications	1,399,736
Revenue sharing agreements	39,092
Information and data services	530,708
Professional fees	264,039
Travel and entertainment	204,685
Regulatory fees	78,648
General and administrative	119,313
Insurance	45,280
Marketing and promotion	17,212
Total operating expenses	6,361,013
Loss from operations	(3,649,501)
Net loss before income taxes	(3,649,501)
Income taxes	-
Net loss	$ (3,649,501)

See the accompanying notes to the financial statements.

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2009	1,000	$ 10	$ 2,418,599	$ (1,340,096)	$ 1,078,513
Capital contribution from Bonds.com Group, Inc.	-	-	4,230,000	-	4,230,000
Net loss	-	-	-	(3,649,501)	(3,649,501)
Balance, December 31, 2010	1,000	$ 10	$ 6,648,599	$ (4,989,597)	$ 1,659,012

See the accompanying notes to the financial statements.

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net loss	$ (3,649,501)
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in receivable from clearing organization	1,038,092
Decrease in investment securities	7,020
Decrease in prepaid expenses and other assets	38,983
Increase in accounts payable	14,718
Increase in accrued expenses	(53,559)
Increase in due to clearing organization	(1,226,768)
Increase in due to parent company	(15,895)
Net cash used in operating activities	(3,846,910)
Cash flows from financing activities:	
Capital contribution from Bonds.com Group, Inc.	4,230,000
Net cash provided by financing activities	4,230,000
Net increase in cash and cash equivalents	383,090
Cash and cash equivalents - beginning of period	151,680
Cash and cash equivalents - end of period	$ 534,770
Supplemental disclosure of cash activities:	
Taxes paid	$ -
Interest paid	$ -

See the accompanying notes to the financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Bonds.com, Inc. (the "Company") was incorporated in the State of Delaware on April 27, 1999 under the name Pedestal Capital Markets, Inc. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). In October 2007, the Company registered in Florida as a foreign corporation and was acquired by Bonds.com Group, Inc. (the "Parent"). After the acquisition, the name of the Company was changed to Bonds.com, Inc. The Company offers corporate bonds, agency bonds, and U.S. Treasuries as well as other fixed income products. These offerings are made through its proprietary trading platform via its www.bondstationpro.com website and also through the Company's registered representatives. The Company extinguished the use of its previous platform, Bondstation, in December 2010 and vacated from its office in Boca Raton, Florida. All securities transactions are cleared through a non-affiliated clearing firm on a fully disclosed basis.

Use of Estimates
The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with original maturities of three (3) months or less, to be cash equivalents.

Fair Value of Financial Instruments
Effective January 1, 2008, the Company adopted the Fair Value Measurements and Disclosures Topic of FASB ASC 820. FASB ASC 820 defines fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and expands disclosures about fair value measurements (Note 4). This Topic applies under other accounting pronouncements that require or permit fair value measurements.

The Company carries cash and cash equivalents, receivables from clearing organizations, deposits with clearing organizations, accounts payable, accrued expenses and amounts due to the Parent in the financial statements at cost, which approximates fair market value because of the short-term maturity of those instruments.

Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Management believes the financial risks associated with these financial instruments are not material. The Company maintains its cash in bank deposit and investment brokerage accounts. Beginning December 31, 2010, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC insured institutions.

Securities Transactions
Securities transactions and the related revenues and commissions are recorded on a settlement basis.

Income Taxes
The Company is included in the federal income tax return filed by the Parent. Federal and state income taxes, if applicable, are allocated as if the Company filed on a separate return basis.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Operating Leases
The Company conducts its operations in New York City through an expense sharing agreement with its Parent. Under that agreement, the Company is charged and pays the Parent for its share of the lease expense based on a calculated percentage of Company employees to total consolidated Parent employees.

The Company rents office space for its New York City and Boca offices under an annual lease. While the Company vacated its office in Boca Raton, Florida, it is still obligated to meet its lease payments. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

NOTE 2 – CLEARING ORGANIZATION

The Company has a clearing agreement with an unaffiliated clearing organization (the "Broker"). Under the agreement, the Broker provides the Company with execution, clearing and administrative services on a fully disclosed basis. The Company has $273,128 and $100,000, respectively, in its receivable from clearing organization and deposit with the Broker at December 31, 2010, in accordance with its required minimum deposit.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company does not own any property and equipment. The Company uses property and equipment of its Parent in connection with the expense sharing agreement.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted the Fair Value Measurements and Disclosures Topic of FASB ASC 820. FASB ASC 820 defines fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and expands disclosures about fair value measurements. This Topic applies under other accounting pronouncements that require or permit fair value measurements.

In accordance with FASB ASC 820, the Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Investment Securities
As of December 31, 2010, investment securities included certificates of deposits and corporate bonds. These securities are valued utilizing recent market transactions for identical or similar instruments to corroborate pricing service fair value measurements and are generally categorized in Level 2 of the fair value hierarchy.
Fair values of assets measured on a recurring basis at December 31, 2010 are as follows:

	Fair Value	Quoted Prices in Active Markets for Identical Assets / Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010				
Assets				
Investment securities	$ 2,527	-	2,527	$ -
Total assets measured at fair value on a recurring basis	$ -	$ -	-	$ -

NOTE 5 – INCOME TAXES

An analysis of the components of the income before income taxes and the related income tax (benefit) is presented in the following tables. The tax amounts have been calculated using the 34% Federal and 15.95% state/city income tax rates.

The (provision) benefit for income taxes consists of the following:

Net operating loss carryforward	$ -
Valuation allowance	-
Total deferred tax assets	$ -

Deferred tax assets at December 31, 2010 consist of the following:

Deferred tax assets:	
Net operating loss carryforward	$ 2,153,000
Valuation allowance	(2,153,000)
Total deferred tax assets	$ -

NOTE 5 – INCOME TAXES, CONTINUED

Valuation allowance:		
Beginning of year	$	545,716
Increase (decrease) during year		1,607,284
Ending balance	$	2,153,000

A reconciliation of income tax at the statutory rate to the Company's effective tax rates for the year ended December 31, 2010 is as follows:

Taxes at the statutory rate	$	(1,240,830)
Tax effect of permanent differences		14,800
State and local income taxes, net of federal tax benefit		(381,254)
Change in valuation allowance		1,607,284
Provision (benefit) for income taxes	$	-

As of December 31, 2010, the Company had net operating loss carryforwards of approximately $5,071,893, which will begin to expire in 2019.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company operates under an annual expense sharing agreement with its Parent. The agreement requires the Parent to make its personnel and facilities available to the Company to the extent necessary for the Company to provide its broker-dealer services. The Company shares office facilities, staff and office equipment with its Parent. The Company recorded as its portion of rent and technology expense approximately $464,374 and $1,930,444, respectively during the year ended December 31, 2010.

Several employees provide joint services to both companies and their payroll expense is shared. The Chief Executive Officer and the Chief Compliance Officer provide services to the Parent as well as to the Company. The Company has analyzed the time incurred for each company and determined that these officers dedicate approximately 25% and 100%, respectively, of their time to the Company. Of the approximate $2,785,580 allocated to the Company for salaries and benefits during the year ended December 31, 2010, approximately $214,348 represents cost allocations for these officers. Wherever possible, each company pays it own expenses.

Overhead expenses are paid by the Parent and allocated to the Company on a pro rata percentage based on number of employees. During the year, the Company was charged approximately $5,948,667 in shared expenses of which $767,663 was owed to the Company at December 31, 2010.

NOTE 7 – STOCKHOLDERS' EQUITY

Capital Structure
The Company's Certificate of Incorporation authorizes the issuance of 1,000 shares of common stock, $0.01 par value.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9 – OFF BALANCE SHEET RISK

Customer transactions are cleared through the clearing broker on a fully disclosed basis. In the event that customers default on payments of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying the customers' obligations. Additional credit risk occurs if the clearing broker's affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customers' accounts for compliance with margin requirements.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is also required to maintain a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. Net capital and the related ratio of indebtedness may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $ 883,116, which was $ 783,116 above its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1. The Company claims an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through an unaffiliated clearing firm on a fully disclosed basis.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Regulatory Compliance
The Company is undergoing an audit by FINRA for the month of June 2010. As of the date of this report, FINRA is continuing its review and has not concluded nor presented in writing its final determination.

Contingencies
From time to time, the Company may be subject to certain asserted and unasserted claims encountered in the ordinary course of its online brokerage services business. The Company carries an errors and omissions insurance policy to cover such incidences. The policy terms require that the Company pay a deductible of $50,000 per incident. It is the Company's belief that the resolution of any such claims will not have a material adverse effect on the Company's financial position or results of operations.

The Parent, as a publicly traded holding company, is involved in various actual and threatened lawsuits arising in the ordinary course of business, some of which could include the Company in the future and may involve claims for substantial amounts. The Company provides for accruals for these matters to the extent losses are deemed probable and reasonably estimable. The outcome of litigation is subject to numerous uncertainties. The ultimate resolution of these matters could be material to the Company's future results of operations, financial condition and liquidity.

NOTE 12 – SUBSEQUENT EVENTS

Capital Contribution
On February 3, 2011, the Parent contributed $5,000,000 of capital to the Company.

Affiliates
On February 3, 2011, the Parent acquired the proprietary trading platform and substantially all of the assets of Beacon Capital Strategies, Inc.

Expense Sharing Agreement
The Company has agreed to revise its Expense Sharing Agreement (ESA) with its Parent. The ESA is subject to approval by the President and CEO and the Parent's Board of Directors and final approval by FINRA. As of the date of this report the ESA had not been approved.


SUPPLEMENTARY INFORMATION

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

Total stockholder's equity	$ 1,659,012
Deductions:	
Non-allowable assets	
Due from parent company	767,663
Prepaid expenses	2,998
Other receivables	1,254
Security deposits	2,495
Haircuts and non-allowable securities	1,486
Total non-allowable assets	775,896
Net capital	883,116
Aggregate indebtedness	
Accounts payable	18,137
Accrued expenses	7,686
Total aggregate indebtedness	25,823
Computation of basic net capital requirement	
6 2/3% of aggregate indebtedness	1,683
Minimum dollar net capital requirement	100,000
Basic net capital requirement	100,000
Net capital in excess of required minimum	$ 783,116
Excess net capital at 1,000%	$ 883,116
Ratio of aggregate indebtedness to net capital	2.92
Reconciliation:	
Reconciliation with Company's computation (included in Part II of Form X-17 A-5) as of December 31, 2010	
Net capital, as reported in Company's Part II	$ 883,116
Audit adjustments	-
Net capital, per December 31, 2010 audited report, as filed	$ 883,116

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2010 as compared to the computation of net capital as shown above.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

Bonds.com, Inc. is not required to file the above schedules as it claims exemption from Rule 15-c-3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through an unaffiliated clearing firm on a fully disclosed basis. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.


DB
DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Executive Management
Bonds.com, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Bonds.com, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 25, 2010

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12 - 31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050451 FINRA DEC
BONDS.COM INC 7*7
529 5TH AVE 8TH FL
NEW YORK NY 10017-4606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Roger Pacheco 212-946-3990

2. A. General Assessment (item 2e from page 2) $ 6766

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,766

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,766

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,766

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bonds.com, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 23rd day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04-01, 2010
and ending 12-31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,706,275

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues $ 2,706,275

2e. General Assessment @ .0025 $ 6,766

(to page 1, line 2.A.)


INTERNAL CONTROL


DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE

To the Executive Management
Bonds.com, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Bonds.com, Inc. (the "Company") for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

<u>REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE</u>

Continued from previous page

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 25, 2010

BONDS.COM, INC.

(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2010


D
B
DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS